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101 South Hanley Road
St. Louis, Missouri 63105                                  Lynn Chipperfield
314-863-1100                                               314-863-1100

                                                           FOR IMMEDIATE RELEASE



                         FURNITURE BRANDS INTERNATIONAL
                         ADOPTS SHAREHOLDER RIGHTS PLAN


     St. Louis, Missouri, July 30, 1998 -- The Board of Directors of Furniture Brands International, Inc. (NYSE: FBN), announced today that it has declared a dividend of one Preferred Share Purchase Right on each share of Furniture Brands common stock outstanding. The Rights will generally become exercisable only in the event a party accumulates 15% or more of Furniture Brands' outstanding common stock or announces a tender offer, the consummation of which would result in ownership by a party of 15% or more of the company's common stock. Each Right will entitle the holder to buy 1/100 of a share of Furniture Brands' Series A Preferred Stock at a price of $135.00.

     W.G. (Mickey) Holliman, Chairman and Chief Executive Officer of Furniture Brands, said, "The distribution of the Rights reflects the Board's belief that the current stock price does not accurately reflect the true, long-term value of the company. The Rights are designed to assure that all Furniture Brands shareholders receive fair and equal treatment in the event of any proposed takeover of the company, and they guard against partial tender offers and other coercive tactics to gain control. The Rights do not prevent a takeover, but should encourage anyone seeking to acquire the company to negotiate with the Board prior to attempting a takeover so that all Furniture Brands shareholders might realize the long-term value of their investment in the company."

     Mr. Holliman added, "The Board is not aware of any effort, hostile or otherwise, to acquire control of the company, and this action was not taken in response to any specific takeover offer."

     If a party (with certain exceptions) acquires 15% or more of Furniture Brands' outstanding common stock without complying with the Rights Plan, and Furniture Brands is subsequently acquired in a merger or other business combination transaction, each Right will entitle its holder to purchase that number of shares of the acquiring company's common stock having a market value equal to twice the Right's exercise price.

     In addition, if a party (with certain exceptions) acquires 15% or more of Furniture Brands' common stock, each holder of a Right, other than the 15% stockholder, also will have the right to receive, upon payment of the exercise price, that number of shares of Furniture Brands' common stock having a market value equal to two times the exercise price.

     The Rights dividend will be made on August 12, 1998 to shareholders of record on that day and the Rights will expire on July 30, 2008 unless exercised, exchanged or redeemed earlier. Because the Rights initially will not be exercisable and will automatically trade with the common shares, Rights Certificates are not being provided at the present time. The Rights distribution is not taxable to shareholders.

     Details of the Rights Plan will be outlined in materials to be mailed to shareholders following the August 12, 1998 record date.


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     Furniture Brands  International is the largest  manufacturer of residential furniture in the United States and markets its products under three of the best known brand names in the industry -- Broyhill, Lane and Thomasville. The company
manufactures   furniture  across  a  broad  spectrum  of  price  categories  and distributes its products through an extensive system of independently-owned national, regional and local retailers.